Exhibit 99.1

Hepsiburada Announces Plans to Acquire Consumer Finance Company in Turkey

ISTANBUL, Dec. 17, 2021 -- D-MARKET Electronic Services & Trading ("Hepsiburada", or the "Company"), a leading Turkish e-commerce platform, today announces the entry into a definitive agreement to acquire Doruk Finansman A.Ş., a Turkish consumer finance company (“Doruk Finansman”).

In line with its strategy to add incremental fintech capabilities to Hepsipay Wallet and its embedded value offerings, Hepsiburada takes a solid step by tapping the lending and buy-now-pay-later market through the acquisition of Doruk Finansman. Once completed, Hepsiburada will be able to offer its customers diversified consumer financing solutions matching their affordability needs, enhancing its value proposition through providing financial flexibility.

On December 16, 2021, Hepsiburada, through one of its wholly owned subsidiaries, entered into a Share Sale and Purchase Agreement (the “SPA”) with the holders of 100% of the equity interest in Doruk Finansman: Doğan Şirketler Grubu Holding A.Ş. (“DoHol”), the holder of 97% equity interest in Doruk Finansman, Doğan Dış Ticaret ve Mümessillik A.Ş. and Doğan family individuals (collectively, the “Sellers”), to acquire 100% stake in Doruk Finansman, for a total transaction value of TRY 20 million (equivalent to US$1.3 million as of December 16, 2021) (the “Transaction Value”). In accordance with the Turkish regulatory requirements, the Company retained KPMG to issue an independent valuation report with respect to the Transaction Value.

At closing, the Company will pay the Sellers in cash an aggregate of TRY 5 million on a pro rata basis. The Company will pay DoHol TRY 15 million (the “Conditional Amount”) in cash only upon collection of certain receivables identified in the financial statements of Doruk Finansman as of the closing day. The Conditional Amount shall be paid to DoHol depending on the collection of receivables starting three months after the closing. If on the tenth anniversary of the closing date, the collections do not reach the total Conditional Amount, DoHol will no longer be entitled to the remaining portion of the Conditional Amount.

The SPA provides for customary representations, warranties and covenants related to, among other things, the conduct of the business by Doruk Finansman prior to closing, such as limiting investments to an amount not to exceed TRY 100,000 in the aggregate. The SPA also provides that all expenses related to the receivables collection efforts, will be covered by the Company and invoiced to DoHol. DoHol has assumed all liabilities related to the business activities of Doruk Finansman prior to closing. Following the closing, the Company has the right to collect any related damages directly from DoHol.

The Sellers are all related parties and the transaction, including the SPA, has been approved by the Company’s Audit Committee, the Corporate Governance Committee, as well as the Board of Directors.

The closing of the transaction is subject to regulatory approval of Banking Regulation and Supervision Agency and Hepsiburada expects to complete the acquisition during the first quarter of 2022.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Turkey, combining a globally proven e-commerce business model with a one-stop ‘Super App’ to cater to our customers’ everyday needs and to help make people’s daily lives better. Customers can access a broad range of products and services including same-day delivery of groceries and essentials, products from international merchants, airline tickets and payment services through Hepsiburada’s embedded digital wallet, HepsiPay. As at the end of September 2021, we had seamlessly connected 39.6 million members and approximately 67 thousand Active Merchants.

Founded in Istanbul in 2000, Hepsiburada was built to lead the digitalization of commerce in Turkey. As a female-founded organization, Hepsiburada is committed to meaningful action to empower women. Through its ‘Technology Empowerment for Women Entrepreneurs’ program, Hepsiburada reached over 24,000 female entrepreneurs across Turkey to date.

Investor Contact

Helin Celikbilek, Investor Relations Director

ir@hepsiburada.com

Media Contact

Cem Tanır, Corporate Communications Director

corporatecommunications@hepsiburada.com

Forward Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995 that reflect the current views of the Company about future events and financial performance, including but not limited to statements regarding the closing of the transaction, the payment of consideration for the transaction and impact of future events thereon, certain rights and responsibilities under the SPA up to and following such closing, and the anticipated impact of the transaction on Hepsiburada and its ability to offer certain services to its customers as a result of the transaction. . These forward-looking statements can be identified by terminology such as “may”, “could”, “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets”, “likely to” and similar statements. Among other things, statements in this announcement regarding our strategic and operational plans contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Prospectus filed with the U.S. Securities and Exchange Commission (“SEC”) in connection with our initial public offering, and in particular the “Risk Factors” section of our Registration Statement on Form F-1 (File No.333-256654) as filed with the SEC. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events.